June 24, 2010

Securities and Exchange Commission

Division of Corporate Finance

Attention:  Kaitlin Tillan

450 Fifth Street, N.W.

Washington, D.C.  20549-0300

RE:	Ballantyne Strong, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 23, 2010
File No. 001-13906
Definitive Proxy Statement on Schedule 14A
Filed April 20, 2010
File No. 001-13906

Dear Ms. Tillan:

On behalf of the Corporation, the following responses are being provided to the comments of the staff of the Securities and Exchange Commission contained in your May 27, 2010 letter regarding the above-referenced filings.  For ease of reference, we have reproduced the staff’s comments below along with our response to each comment.

Form 10-K for the fiscal year ended December 31, 2009

Report of Independent Registered Public Accounting Firm, Page 39, and Exhibit 23

1.                                      Please amend the filing to include a signed audit report and a signed auditor’s consent.  Please refer to the guidance provided in Item 302(a) of Regulation S-T, which addresses signatures in electronic filings.

Response:

We will include a signed audit report and signed auditor’s consent in an amendment to our Form 10-K for the year ended December 31, 2009 in accordance with Item 302(a) of Regulation S-T.

Consolidated Statements of Operations, page 41

2.                                      Please tell us whether you plan to file financial statements in an amendment to your Form 10-K for your joint venture pursuant to Rule 3-09 of Regulation S-X.  Tell us the audited and unaudited periods you will include.

Response:

We will file the financial statements for our joint venture in an amendment to our Form 10-K pursuant to Rule 3-09 of Regulation S-X. The amendment will be filed on or about June 23, 2010 The audited periods will include balance sheets for the fiscal years ended March 26, 2010 and March 27, 2009 and statements of operations and cash flows for the fiscal years ended March 26, 2010, March 27, 2009 and March 31, 2008.

Note 2.  Summary of Significant Accounting Policies, page 44

Consignment Inventory, page 45

3.                                      Please tell us how you define consignment inventories, the significant terms of these arrangements and why you record revenue on consignment sales.  We note your response to comment 1 in your letter dated July 25, 2008.  However, we noted no explanation of these arrangements and your accounting for them as operating leases in this note.

Response:

Consignment inventories are defined as digital and film projection equipment that is provided to customers for demonstration purposes. We do not record revenue on consignment inventories. We only recognize revenue on consignment inventory once the customer agrees to take title to the inventory,  a sales price is agreed-upon, and the terms comply with the requirements of Staff Accounting Bulletin 104, Revenue Recognition-General.

Our response in comment letter 1 of the letter dated July 25, 2008 referred to particular agreements with two customers whereby we had entered into very short-term lease agreements for the use of projection equipment which were outside our normal agreements for consignment inventory. As discussed in our Form 10-Q for the quarter ended March 31, 2008, this particular equipment was sold, revenue recorded and consignment inventory relieved during the respective quarter. The Company determined it appropriate to no longer disclose such accounting policy for such operating leases in the 2009 Form 10-K as we have not entered into any similar such agreements since March 31, 2008.

Warranty Reserves, page 49

4.              We note that you present a line item in your reconciliation for amounts written off, net of recoveries.  Please tell us the nature of the recoveries.  Please also revise future filings, as necessary, to include each of the line items required by paragraph 460-10-50-8(c) of FASB ASC, including the aggregate reductions in that liability for payments made under the warranty, the aggregate changes in the liability for accruals related to product warranties issued during the reporting period and the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates).

Response:

Recoveries to our warranty write-offs occasionally come from customers who ultimately accept and pay for products we previously charged against the warranty accrual. These instances have been immaterial to the consolidated financial statements and only amount to approximately $12,000.

We will include in future filings the aggregate reductions in the liability for payments made, recoveries obtained, changes in estimates and other disclosure requirements outlined in paragraph 460-10-50-8(c) of FASB ASC.

Note 5.  Digital Link II Joint Venture, page 51

5.                                      We note that you record your proportionate share of the LLC income or loss based on the most recently available financial statements.  Please tell us why you refer to the most recently available financial statements and discuss what periods of the LLC’s income or loss you have reflected in your financial statements for each period presented.

Response:

Digital Link II has a fiscal year end of four 13-week periods for a total of 52 weeks. As a result, Digital Link II’s year-end for the fiscal year ended 2010 was March 26, 2010. For our years ended December 31, 2009, 2008 and 2007 we recorded our proportionate share of the LLC income or loss for the twelve-month periods ended December 27, 2009, December 26, 2008 and December 31, 2007, respectively. In future filings, we will clarify the disclosure to remove the language “based on the most recently available financial statements” and further expand the disclosure to discuss the exact dates that our proportionate share of the LLC includes.

Item 9A(T).  Controls and Procedures, page 75

6.                                      We note your disclosure regarding your officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures.  While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word “effective” in your conclusion must be consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act.  Alternatively, you may remove that definition.

Response:

We will remove the definition of disclosure controls and procedures from our conclusion in an amendment to our Form 10-K for the year ended December 31, 2009 and omit it in future filings as well.

Item 11.  Executive Compensation, page 76

7.                                      It does not appear you have provided complete disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

We evaluated our compensation policies and practices in light of the new requirement to discuss these policies and practices as they relate to risk management practices and risk taking incentives.  We noted that the standard for our having to make this disclosure is to the extent that risk arising from our compensation policies and practices are reasonably likely to have a material adverse effect upon our business.  We also noted the examples of situations where disclosure might be triggered set forth in Item 402(s), as well as Item 402(s) indication that the requirement to make these disclosures depends upon the particular registrant’s compensation policies and practices.  We concluded that the risks arising from our relatively modest and uncomplicated compensation structure are not reasonably likely to have a material adverse effect on our business.  That said, we consider our evaluation to be a dynamic process, the results of which could alter our conclusion over time and result in additional disclosures on these issues in future filings.

Exhibits 31.1 and 31.2

8.                                      We note the following in the certifications required by Exchange Act Rule 13a-14(a):

•                  In paragraph 4, the word ‘are’ was replaced with the word ‘am’;

•                  In paragraph 4 of Exhibit 31.1, the phrase ‘(as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))’ was replaced with ‘Exchange Act Rules 13a-15(e) and 15d-15(e)’ and the phrase ‘(as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))’ was removed;

•                  In paragraph 4 of Exhibit 31.2, the parentheses were replaced with brackets;

•                  In paragraph 4(d), the phrase ‘(the registrant’s fourth fiscal quarter in the case of an annual report)’ was removed; and

•                  In paragraphs 5(a) and (b), the word ‘control’ is replaced with ‘controls’.

•                  Please revise the certification so that it is consistent with the language in Item 601(b)(31)(i) of Regulations S-K.

Response:

We will update the certifications required by Exchange Act Rule 13a-14(a) in an amendment to our Form 10-K for the year ended December 31, 2009 and use the same language in future filings.

Definitive Proxy Statement filed on April 20, 2010

Board of Directors, page 7

9.                                      We note you do not appear to have provided disclosure concerning board diversity, board qualifications and board leadership structure as required by Regulation S-K, Items 407(c)(2)(iv), 401(e), and 407(h), respectively.  Please tell us how you intend to address these omissions.

Response:

After speaking with the staff attorneys in the Division of Corporate Finance, we understand that the staff’s comments were generally directed toward our enhancing disclosures provided pursuant to the requirements of Items 401(e), 407(c)(2)(iv) and 407(h).  With respect to each of these items, we will evaluate, and reflect in future filings, enhanced disclosures consistent with our discussion with the staff as follows:

•                      Item 401(e):        We will review the information provided on the background and experience of the director nominees to ensure that the discussion of each nominee in future filings includes enhanced disclosure on how the specific qualities, skills and attributes of the nominees led to their nomination in light of our business and structure.

•                      407(c)(2)(iv):       With respect to the disclosures concerning the newly adopted requirement to discuss the Board’s process for considering diversity in identifying nominees for director, we understand that the staff’s comment is seeking greater process-oriented disclosure on this issue.  In this regard, we will describe in future filings the process by which our Board evaluates and considers diversity in terms of business background, experience and other factors, as they relate to the Board’s decision with regard to identifying nominees for director.

•                      407(h):       We understand the staff’s comment to be directed to our providing enhanced disclosures concerning the structure of our Board and why that structure is appropriate given the specific characteristics or circumstances of our business.  We will note in future filings that our Chairman and Chief Executive Officer is not the same person.  We will also discuss our Board’s opinion that separation of these roles is appropriate for our Company so as to create a distinction between strategic and operational leadership of our business.  In short, we believe it important that our Board be led by an independent individual elected by the stockholders in light of the hands-on role our CEO plays in the day-to-day operation of our business.

Finally, we acknowledge:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BALLANTYNE STRONG, INC.

/s/ Kevin Herrmann

Kevin Herrmann

Chief Financial Officer